Exhibit 12.1

Marsh & McLennan Companies, Inc. and Subsidiaries
Ratio of Earnings to Fixed Charges
(In millions, except ratios)

	Three Months Ended March 31, 2016	Years Ended December 31,
	(Unaudited)	2015	2014	2013	2012	2011
Earnings
Income before income taxes	$686	$2,307	$2,057	$1,973	$1,696	$1,404
Interest expense	46	163	165	167	181	199
Portion of rents representative of the interest factor	36	127	131	134	139	143
	$768	$2,597	$2,353	$2,274	$2,016	$1,746
Fixed Charges
Interest expense	$46	$163	$165	$167	$181	$199
Portion of rents representative of the interest factor	36	127	131	134	139	143
	$82	$290	$296	$301	$320	$342
Ratio of Earnings to Fixed Charges	9.4	9.0	7.9	7.6	6.3	5.1